Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

March 3, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	U.S. One Trust (File Nos. 333-160877 and 811-22320)
Filing Pursuant to Rule 485(a)

Ladies and Gentlemen:

On behalf of our client, U.S. One Trust (“Trust”), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933 and under the Investment Company Act of 1940, Post-Effective Amendment No. 3 to the Trust’s Registration Statement on Form N-1A (“PEA No. 3”). The primary purpose of PEA No. 3 is to file a post-effective amendment pursuant to Rule 485(a) in conjunction with the Fund’s annual update to, among other related changes, reflect Russell Investment Management Company as the investment adviser for the One Fund.

Please direct any questions or comments you may have to my attention at the address listed above. In addition, please feel free to contact me at 202.739.5684 with your questions or comments.

Sincerely,

/s/ Laura E. Flores

Laura E. Flores

1